Montgomery, McCracken, Walker & Rhoads, llp
attorneys at law

Don E. Felice	123 South Broad Street	Direct Dial
Admitted in Pennsylvania, New Jersey	Avenue of the Arts	(215) 772-7385
Philadelphia, PA 19109-1029
	215-772-1500	dfelice@mmwr.com
Fax 215-772-7620
May 13, 2011
Ms. Mary Cole
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hirtle Callaghan Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Preliminary Proxy Statement
Dear Ms. Cole:
This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of May 12, 2011, with respect to Registrant’s Preliminary Proxy Statement filed on May 5, 2011.
For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.
1.	You requested that the language describing how persons named as proxies will vote on proposed adjournments be modified.

Response: The disclosure has been revised as requested.

2.	You requested that the language explaining the pro forma fee tables be clarified.

Response: The disclosure has been revised as requested.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours,

/s/ Don E. Felice
Don E. Felice

cc:	Robert Zion Colette Bull Audrey C. Talley Kristin Schantz

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